UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Domino’s Pizza, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

25754A 20 1

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25754A 20 1	13G/A	Page 2 of 13 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bain Capital Fund VI, L.P. EIN No.: 04-3405560
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 6,758,040 Shares
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 6,758,040 Shares
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,758,040 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.90%
12.	TYPE OF REPORTING PERSON* PN

CUSIP No. 25754A 20 1	13G/A	Page 3 of 13 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bain Capital VI Coinvestment Fund, L.P. EIN No.: 04-3405561
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 7,692,444 Shares
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 7,692,444 Shares
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,692,444 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.55%
12.	TYPE OF REPORTING PERSON* PN

CUSIP No. 25754A 20 1	13G/A	Page 4 of 13 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BCIP Associates II EIN No.: 04-3404818
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 641,717 Shares
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 641,717 Shares
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 641,717 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.13%
12.	TYPE OF REPORTING PERSON* PN

CUSIP No. 25754A 20 1	13G/A	Page 5 of 13 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BCIP Trust Associates II EIN No.: 04-3400371
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 74,337 Shares
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 74,337 Shares
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,337 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.13%
12.	TYPE OF REPORTING PERSON* PN

CUSIP No. 25754A 20 1	13G/A	Page 6 of 13 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BCIP Associates II-B EIN No.: 04-3404819
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 101,346 Shares
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 101,346 Shares
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,346 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.18%
12.	TYPE OF REPORTING PERSON* PN

CUSIP No. 25754A 20 1	13G/A	Page 7 of 13 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BCIP Trust Associates II-B EIN No.: 04-3400372
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 31,191 Shares
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 31,191 Shares
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,191 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.05%
12.	TYPE OF REPORTING PERSON* PN

CUSIP No. 25754A 20 1	13G/A	Page 8 of 13 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BCIP Associates II-C EIN No.: 04-3424217
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 184,016 Shares
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 184,016 Shares
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 184,016 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.32%
12.	TYPE OF REPORTING PERSON* PN

CUSIP No. 25754A 20 1	13G/A	Page 9 of 13 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PEP Investments PTY Ltd. EIN No.: 98-0400506
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New South Wales, Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 22,523 Shares
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 22,523 Shares
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,523 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.04%
12.	TYPE OF REPORTING PERSON* OO

CUSIP No. 25754A 20 1	13G/A	Page 10 of 13 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brookside Capital Partners Fund, L.P. EIN No.: 04-3313066
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 1,484,424 Shares
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 1,484,424 Shares
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,484,424 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.61%
12.	TYPE OF REPORTING PERSON* PN

Item 1	(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G/A relates is Domino’s Pizza, Inc. (the “Company”).

Item 1	(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 30 Frank Lloyd Wright Drive, Ann Arbor, Michigan 48106.

Item 2	(a).	Name of Person Filing

This statement is being filed on behalf of Bain Capital Fund VI, L.P., a Delaware limited partnership (“BCF VI”), Bain Capital VI Coinvestment Fund, L.P., a Delaware limited partnership (“BC VI Coinvest”), BCIP Associates II, a Delaware general partnership (“BCIP II”), BCIP Trust Associates II, a Delaware general partnership (“BCIP Trust II”), BCIP Associates II-B, a Delaware general partnership (“BCIP II-B”), BCIP Trust Associates II-B, a Delaware general partnership (“BCIP Trust II-B”), BCIP Associates II-C, a Delaware general partnership (“BCIP II-C”), PEP Investments PTY Ltd., a New South Wales limited company (“PEP”), and Brookside Capital Partners Fund, L.P., a Delaware limited partnership (“Brookside”).

Bain Capital Partners VI, L.P., a Delaware limited partnership (“BCP VI”), is the sole general partner of BCF VI and BC VI Coinvest. Bain Capital Investors, LLC, a Delaware limited liability company (“BCI”), is the sole general partner of BCP VI. BCI is the managing partner of BCIP II, BCIP Trust II, BCIP II-B, BCIP Trust II-B and BCIP II-C and, by power of attorney, has the right to vote and dispose of securities owned by PEP. Brookside Capital Investors, L.P., a Delaware limited partnership (“BCI LP”) is the sole general partner of Brookside. Brookside Capital Management, LLC, a Delaware limited liability company (“BCM”) is the sole general partner of BCI LP. Mr. Domenic J. Ferrante is the sole managing member of BCM. BCF VI, BC VI Coinvest, BCIP II, BCIP Trust II, BCIP II-B, BCIP Trust II-B, BCIP II-C, PEP, and Brookside have entered into a Joint Filing Agreement, dated February 11, 2005, pursuant to which BCF VI, BC VI Coinvest, BCIP II, BCIP Trust II, BCIP II-B, BCIP Trust II-B, BCIP II-C, PEP, and Brookside have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

Item 2	(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each of BCF VI, BC VI Coinvest, BCIP II, BCIP Trust II, BCIP II-B, BCIP Trust II-B, BCIP II-C, PEP, and Brookside is c/o Bain Capital Investors, LLC 111 Huntington Avenue, Boston, Massachusetts 02199.

Item 2	(c).	Citizenship

Each of BCF VI, BC VI Coinvest, BCIP II, BCIP Trust II, BCIP II-B, BCIP Trust II-B, BCIP II-C, and Brookside is organized under the laws of the State of Delaware. PEP is a New South Wales, Australia limited company. Messr. Domenic J. Ferrante is a citizen of the United States of America.

Item 2	(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G/A relates is Common Stock, par value $0.01 per share (“Common Stock”).

Item 2	(e).	CUSIP Number

The CUSIP number of the Company’s Common Stock is 25754A 20 1.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

☐ If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership

Item 4	(a).	Amount beneficially owned

As of the close of business on December 31, 2008, BCF VI owned 6,758,040 shares of Common Stock of the Company. BCP VI is the sole general partner of BCF VI. BCI is the sole general partner of BCP VI.

As of the close of business on December 31, 2008, BC VI Coinvest owned 7,692,444 shares of Common Stock of the Company. BCP VI is the sole general partner of BC VI Coinvest. BCI is the sole general partner of BCP VI.

As of the close of business on December 31, 2008, BCIP II owned 641,717 shares of Common Stock of the Company. BCI is the managing partner of BCIP II.

As of the close of business on December 31, 2008, BCIP Trust II owned 74,337 shares of Common Stock of the Company. BCI is the managing partner of BCIP Trust II.

As of the close of business on December 31, 2008, BCIP II-B owned 101,346 shares of Common Stock of the Company. BCI is the managing partner of BCIP II-B.

As of the close of business on December 31, 2008, BCIP Trust II-B owned 31,191 shares of Common Stock of the Company. BCI is the managing partner of BCIP Trust II-B.

As of the close of business on December 31, 2008, BCIP II-C owned 184,016 shares of Common Stock of the Company. BCI is the managing partner of BCIP II-C.

As of the close of business on December 31, 2008, PEP owned 22,523 shares of Common Stock of the Company. BCI is attorney-in-fact for PEP.

As of the close of business on December 31, 2008, Brookside owned 1,484,424 shares of Common Stock of the Company. BCI LP is the sole general partner of Brookside, and BCM is the sole general partner of BCI LP. Mr. Domenic J. Ferrante is the sole managing member of BCM.

No person other than the respective owner referred to herein of the shares of Common Stock of the Company is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock of the Company.

Item 4	(b).	Percent of Class

As of the close of business on December 31, 2008, BCF VI owned 11.90% of the Common Stock outstanding of the Company, BC VI Coinvest owned 13.55% of the Common Stock outstanding of the Company, BCIP II owned 1.13% of the Common Stock outstanding of the Company, BCIP Trust II owned 0.13% of the Common Stock outstanding of the Company, BCIP II-B owned 0.18% of the Common Stock outstanding of the Company, BCIP Trust II-B owned 0.05% of the Common Stock outstanding of the Company, BCIP II-C owned 0.32% of the Common Stock outstanding of the Company, PEP owned 0.04% of the Common Stock outstanding of the Company, and Brookside owned 2.61% of the Common Stock outstanding of the Company. Together, as of the close of business on December 31, 2008, BCF VI, BC VI Coinvest, BCIP II, BCIP Trust II, BCIP II-B, BCIP Trust II-B, BCIP II-C, PEP, and Brookside owned 29.92% of the Common Stock outstanding of the Company. The aggregate percentage of Common Stock reported owned by BCF VI, BC VI Coinvest, BCIP II, BCIP Trust II, BCIP II-B, BCIP Trust II-B, BCIP II-C, PEP, and Brookside is based upon 56,785,060 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of October 7, 2008, based on representations made in the Company’s quarterly report for the quarterly period ending September 7, 2008 on Form 10-Q filed with the Securities and Exchange Commission on October 14, 2008.

Item 4	(c).	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote:

			BCF VI BC VI Coinvest BCIP II BCIP Trust II BCIP II-B BCIP Trust II-B BCIP II-C PEP Brookside	6,758,040 7,692,444 641,717 74,337 101,346 31,191 184,016 22,523 1,484,424

		(ii)	shared power to vote or to direct the vote:

0

		(iii)	sole power to dispose or to direct the disposition of:

			BCF VI BC VI Coinvest BCIP II BCIP Trust II BCIP II-B BCIP Trust II-B BCIP II-C PEP Brookside	6,758,040 7,692,444 641,717 74,337 101,346 31,191 184,016 22,523 1,484,424

		(iv)	shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 17, 2009

BAIN CAPITAL FUND VI, L.P.
BAIN CAPITAL VI COINVESTMENT FUND, L.P.

By:	Bain Capital Partners VI, L.P., its general partner

By:	Bain Capital Investors, LLC, its general partner

BCIP ASSOCIATES II
BCIP TRUST ASSOCIATES II
BCIP ASSOCIATES II-B
BCIP TRUST ASSOCIATES II-B
BCIP ASSOCIATES II-C

By:	Bain Capital Investors, LLC, its managing partner

PEP INVESTMENTS PTY LTD.

By:	Bain Capital Investors, LLC, its attorney-in-fact

By:	/s/ Michael F. Goss
Name:	Michael Goss
Title:	Managing Director

BROOKSIDE CAPITAL PARTNERS FUND, L.P.

By:	/s/ Domenic J. Ferrante
Name:	Domenic J. Ferrante
Title:	Managing Director